# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CapsoVision, Inc, CIK 0001378325
CUSIP: 140935107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 18805 COX AVENUE SUITE 250, 18805 COX AVENUE SUITE 250, SARATOGA, California (CA), 95070
Date of event which requires filing of this statement: 03/16/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001009165-25-000008
Filed by CIK 0001009165

## Reporting persons
- Eliyahou Harari: type of reporting person: individual (IN); sole voting power 878,448; shared voting power 4,222,419; sole dispositive power 878,448; shared dispositive power 4,222,419; aggregate amount beneficially owned 5,100,867 (10.2% of the class)
  Comment: The reported total in Rows 5 and 7 includes 878,448 shares of common stock of CapsoVision, Inc. (the "Issuer") directly held by Mr. Harari. The reported total in Rows 6 and 8 includes: (i) 3,186,901 shares of common stock held directly by Harari Family Trust ("Harari Trust"); (ii) 517,759 shares of common stock held directly by The Harari 2010 Children Remainder Trust - DAH ("DAH Trust"); and (iii) 517,759 shares of common stock held directly by The Harari 2010 Children Remainder Trust - MH ("MH Trust"). Mr. Harari serves as trustee of Harari Trust, DAH Trust and MH Trust, and he may be deemed to exercise voting and investment discretion over securities held by those entities in such capacities.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") based on an aggregate total of 49,838,211 shares of the Issuer's common stock outstanding as of March 25, 2026, as reported by the Issuer in its annual report on Form 10-K, filed pursuant to Rule 13a-13 or Rule 15d-13 with the Securities and Exchange Commission (the "SEC") on March 26, 2026.
- Britt Harari: type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); sole voting power 0; shared voting power 4,222,419; sole dispositive power 0; shared dispositive power 4,222,419; aggregate amount beneficially owned 4,222,419 (8.5% of the class)
  Comment: The reported total in Rows 6 and 8 includes: (i) 3,186,901 shares of common stock held directly by Harari Family Trust; (ii) 517,759 shares of common stock held directly by DAH Trust; and (iii) 517,759 shares of common stock held directly by MH Trust. Ms. Harari serves as trustee of Harari Trust, DAH Trust and MH Trust, and she may be deemed to exercise voting and investment discretion over securities held by those entities in such capacities.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 49,838,211 shares of the Issuer's common stock outstanding as of March 25, 2026, as reported by the Issuer in its annual report on Form 10-K, filed pursuant to Rule 13a-13 or Rule 15d-13 with the SEC on March 26, 2026.
- Harari Family Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 3,186,901; sole dispositive power 0; shared dispositive power 3,186,901; aggregate amount beneficially owned 3,186,901 (6.4% of the class)
  Comment: The reported total in Rows 6 and 8 includes 3,186,901 shares of common stock held directly by Harari Family Trust, for which Mr. Harari and Ms. Harari serve as trustee.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 49,838,211 shares of the Issuer's common stock outstanding as of March 25, 2026, as reported by the Issuer in its annual report on Form 10-K, filed pursuant to Rule 13a-13 or Rule 15d-13 with the SEC on March 26, 2026.
- The Harari 2010 Children Remainder Trust - DAH: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 517,759; sole dispositive power 0; shared dispositive power 517,759; aggregate amount beneficially owned 517,759
  Comment: The reported total in Rows 6 and 8 includes 517,759 shares of common stock held directly by The Harari 2010 Children Remainder Trust - DAH, for which Mr. Harari and Ms. Harari serve as trustee.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 49,838,211 shares of the Issuer's common stock outstanding as of March 25, 2026, as reported by the Issuer in its annual report on Form 10-K, filed pursuant to Rule 13a-13 or Rule 15d-13 with the SEC on March 26, 2026.
- The Harari 2010 Children Remainder Trust - MH: type of reporting person: other (OO); sole voting power 0; shared voting power 517,759; sole dispositive power 0; shared dispositive power 517,759; aggregate amount beneficially owned 517,759
  Comment: The reported total in Rows 6 and 8 includes 517,759 shares of common stock held directly by The Harari 2010 Children Remainder Trust - MH, for which Mr. Harari and Ms. Harari serve as trustee.
  
  The percentage reported in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act based on an aggregate total of 49,838,211 shares of the Issuer's common stock outstanding as of March 25, 2026, as reported by the Issuer in its annual report on Form 10-K, filed pursuant to Rule 13a-13 or Rule 15d-13 with the SEC on March 26, 2026.

## Item 1. Issuer
Name of issuer: CapsoVision, Inc
Address of issuer's principal executive offices: 18805 COX AVENUE SUITE 250, 18805 COX AVENUE SUITE 250, SARATOGA, CALIFORNIA, 95070.

## Item 2. Person Filing
Name of person filing:
Eliyahou Harari, an individual ("Mr. Harari")
Britt Harari, an individual ("Ms. Harari")
Harari Family Trust, a trust formed under the laws of California ("Harari Family Trust")
The Harari 2010 Children Remainder Trust - DAH, a trust formed under the laws of California ("DAH Trust")
The Harari 2010 Children Remainder Trust - MH, a trust formed under the laws of California ("MH Trust")
Address of principal business office or, if none, residence: 225 Charcot Ave, San Jose, CA 95131
Citizenship: Mr. Harari and Ms. Harari are citizens of the United States of America and Sweden, respectively. Each of Harari Trust, DAH Trust and MH Trust are formed and established in California.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this statement (this "Statement") shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of March 26, 2026, the Reporting Persons may be deemed to beneficially own an aggregate 5,100,867 shares of the Issuer's capital stock.

As of March 26, 2026, Mr. Harari was the direct beneficial owner of 878,448 of the shares of the Issuer's securities described in the preceding paragraph and the indirect beneficial owner of: (i) 3,186,901 shares of common stock directly held by Harari Trust; (ii) 517,759 shares of common stock held directly by DAH Trust; and (iii) 517,759 shares of common stock held directly by MH Trust. Mr. Harari serves as trustee of Harari Trust, the DAH Trust and the MH Trust, and he may be deemed to exercise voting and investment discretion over securities held by those entities in such capacities.

As of March 26, 2026, Ms. Harari, Mr. Harari's spouse, was the indirect beneficial owner of: (i) 3,186,901 shares of common stock directly held by Harari Trust; (ii) 517,759 shares of common stock held directly by DAH Trust; and (iii) 517,759 shares of common stock held directly by MH Trust. Ms. Harari serves as trustee of Harari Trust, the DAH Trust and the MH Trust, and she may be deemed to exercise voting and investment discretion over securities held by those entities in such capacities.

Additionally, as of March 26, 2026, each of the following Reporting Persons may also be deemed to share beneficial ownership with Mr. Harari or Ms. Harari over the following portions of the aggregate number of securities described in the second paragraph of this Item 4(a): (i) Harari Trust directly beneficially owns 3,186,901 shares of common stock; (ii) DAH Trust directly beneficially owns 517,759 shares of common stock; and (iii) MH Trust directly beneficially owns 517,759 shares of common stock.
Percent of class:
Mr. Harari 10.2%
Ms. Harari 8.5%
Harari Family Trust 6.4%
DAH Trust 1.0%
MH Trust 1.0%
Sole power to vote or to direct the vote:
Mr. Harari 878,448
Ms. Harari 0
Harari Family Trust 0
DAH Trust 0
MH Trust 0
Shared power to vote or to direct the vote:
Mr. Harari 4,222,419
Ms. Harari 4,222,419
Harari Family Trust 3,186,901
DAH Trust 517,759
MH Trust 517,759
Sole power to dispose or to direct the disposition:
Mr. Harari 878,448
Ms. Harari 0
Harari Family Trust 0
DAH Trust 0
MH Trust 0
Shared power to dispose or to direct the disposition:
Mr. Harari 4,222,419
Ms. Harari 4,222,419
Harari Family Trust 3,186,901
DAH Trust 517,759
MH Trust 517,759

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Eliyahou Harari: /s/ Peter Bergman, Attorney-in-Fact * (05/05/2026)
- Britt Harari: /s/ Peter Bergman, Attorney-in-Fact * (05/05/2026)
- Harari Family Trust: /s/ Peter Bergman, Attorney-in-Fact * (05/05/2026)
- The Harari 2010 Children Remainder Trust - DAH: /s/ Peter Bergman, Attorney-in-Fact * (05/05/2026)
- The Harari 2010 Children Remainder Trust - MH: /s/ Peter Bergman, Attorney-in-Fact * (05/05/2026)
Comment: * Peter Bergman is signing on behalf of each reporting person as attorney-in-fact pursuant to powers of attorney filed with the Commission as attachments to a Schedule 13G on October 10, 2025, and each power of attorney is hereby incorporated by reference herein.